================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (AMENDMENT NO. ___)*


                                 GATEWAY, INC.
                               (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)


                                   367626108
                                (CUSIP Number)

                             WILLIAM R. LUCAS, JR.
                         ONE RIVERCHASE PARKWAY SOUTH
                           BIRMINGHAM, ALABAMA 35244
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)


                                AUGUST 21, 2006
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 2 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Master Fund I, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     25,225,830
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      25,225,830
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,225,830
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 3 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Offshore Manager, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     25,225,830
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      25,225,830
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,225,830
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 4 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HMC Investors, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     25,225,830
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      25,225,830
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,225,830
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 5 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     12,594,070
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      12,594,070
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,594,070
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 6 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Special Situations GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     12,594,070
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      12,594,070
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,594,070
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 7 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HMC - New York, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     12,594,070
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      12,594,070
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,594,070
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 8 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbert Management Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     37,819,900
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      37,819,900
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,819,900
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 9 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philip Falcone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     37,819,900
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      37,819,900
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,819,900
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 10 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Raymond J. Harbert
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     37,819,900
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      37,819,900
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,819,900
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 11 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael D. Luce
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     37,819,900
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      37,819,900
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,819,900
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 12 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Scott Galloway
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      200,000
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     -0-
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      200,000
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         200,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 13 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Firebrand Partners III, LLC (1)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     -0-
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

-------------
(1)  Scott Galloway is the managing member of Firebrand Partners III, LLC.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 14 of 35
---------------------------                          ---------------------------

                                 SCHEDULE 13D

Item 1.  SECURITY AND ISSUER.

         Gateway, Inc. (the "Issuer"), Common Stock, $0. 01 par value (the "Shares"). The address of the Issuer is 7565 Irvine Center Drive, Irvine, CA 92618.

Item 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c), (f). This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a member of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC, Michael D. Luce, a shareholder of HMC, Firebrand Partners III, LLC ("Firebrand") and Scott Galloway, the managing member of Firebrand (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert, Michael D. Luce, Scott Galloway and Firebrand may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

         As of August 21, 2006, the Reporting Persons were the beneficial owners of, in the aggregate, 38,019,900 Shares, representing approximately 10.2% of the Shares issued and outstanding (based on 371,957,488 shares outstanding as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2006). Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York Corporation. Each of Philip Falcone, Raymond
J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 15 of 35
---------------------------                          ---------------------------


is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond
J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

         Firebrand is a Delaware limited liability company. Scott Galloway is the managing member of Firebrand. Mr. Galloway is a United States citizen. The principal business address for each of Firebrand and Mr. Galloway is 42 West 15th Street, #2, NY, NY 10011. Mr. Galloway's principal occupation is Clinical Associate Professor, New York University Leonard N. Stern School of Business, which has its principal business address at 44 West Fourth Street, New York, NY 10012. Firebrand's principal business is advising the Master Fund and Special Fund regarding their investment in the Issuer.

         (d) None of Philip Falcone, Raymond J. Harbert, Michael D. Luce or Scott Galloway has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof the Master Fund may be deemed to beneficially own 25,225,830 Shares.

         As of the date hereof Harbinger Management may be deemed to beneficially own 25,225,830 Shares.

         As of the date hereof HMC Investors may be deemed to beneficially own 25,225,830 Shares.

         As of the date hereof the Special Fund may be deemed to beneficially own 12,594,070 Shares.

         As of the date hereof HCPSS may be deemed to beneficially own 12,594,070 Shares.

         As of the date hereof HMCNY may be deemed to beneficially own 12,594,070 Shares.

         As of the date hereof HMC may be deemed to beneficially own 37,819,900 Shares.

         As of the date hereof Philip Falcone may be deemed to beneficially own 37,819,900 Shares.

         As  of  the  date  hereof   Raymond  J.  Harbert  may  be  deemed  to
beneficially own 37,819,900 Shares.

         As of the date hereof Michael D. Luce may be deemed to beneficially own 37,819,900 Shares.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 16 of 35
---------------------------                          ---------------------------


         As of the date hereof Scott Galloway may be deemed to beneficially own 200,000 Shares.

         As of the date hereof Firebrand beneficially owns no Shares.

         No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.  PURPOSE OF TRANSACTION.

         The Master Fund and the Special Situations Fund initially acquired the shares of the Common Stock for investment purposes. As discussed in Item 6, the Master Fund and the Special Fund have entered into an agreement (the "Agreement") with Firebrand. On August 21, 2006, the Master Fund, the Special Fund and Firebrand submitted a letter to the Issuer's Chairman and interim CEO (the "Letter") to offer the board and management assistance in their efforts to enhance shareholder value. Such suggestions may include one more or plans or proposals that relate to or would result in any of the actions required to be reported herein. The Agreement and the Letter have been attached as exhibits to this Schedule 13D and are hereby incorporated into this Item 4 by reference.

         Each Reporting Person expects to continue to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deem appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock; dispose of all or a portion of the securities of the Issuer, including the shares of Common Stock, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities.

         Except as described in this Statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The aggregate percentage of Shares reported owned by each person named herein is based upon 371,957,488 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 17 of 35
---------------------------                          ---------------------------


         (a), (b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 25,225,830 Shares, constituting 6.8% of the Shares of the Issuer.

         The Master Fund has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 25,225,830 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 25,225,830 Shares.

         (a), (b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 25,225,830 Shares, constituting 6.8% of the Shares of the Issuer.

         Harbinger Management has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 25,225,830 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 25,225,830 Shares.

         Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a), (b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 25,225,830 Shares, constituting 6.8% of the Shares of the Issuer.

         HMC Investors has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 25,225,830 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 25,225,830 Shares.

         HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a), (b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 12,594,070 Shares, constituting 3.4% of the Shares of the Issuer.

         The Special Fund has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 12,594,070 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 12,594,070 Shares.

         The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a), (b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 12,594,070 Shares, constituting 3.4% of the Shares of the Issuer.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 18 of 35
---------------------------                          ---------------------------


         HCPSS has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 12,594,070 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 12,594,070 Shares.

         HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a), (b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 12,594,070 Shares, constituting 3.4% of the Shares of the Issuer.

         HMCNY has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 12,594,070 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 12,594,070 Shares.

         HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a), (b) As of the date hereof, HMC may be deemed to be the beneficial owner of 37,819,900 Shares, constituting 10.2% of the Shares of the Issuer.

         HMC as the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 37,819,900 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 37,819,900 Shares.

         HMC  specifically   disclaims  beneficial  ownership  in  the  Shares
reported herein except to the extent of its pecuniary interest therein.

         (a), (b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 37,819,900 Shares, constituting 10.2% of the Shares of the Issuer.

         Mr. Falcone has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 37,819,900 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 37,819,900 Shares.

         Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         (a), (b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 37,819,900 Shares, constituting 10.2% of the Shares of the Issuer.

         Mr. Harbert has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 37,819,900 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 37,819,900 Shares.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 19 of 35
---------------------------                          ---------------------------


         Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         (a), (b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 37,819,900 Shares, constituting 10.2% of the Shares of the Issuer.

         Mr. Luce has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 37,819,900 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 37,819,900 Shares. Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         (a), (b) As of the date hereof, Scott Galloway may be deemed to be the beneficial owner of 200,000 Shares, constituting less than 1% of the Shares of the Issuer.

         Mr. Galloway has the sole power to vote or direct the vote of 200,000 Shares; has the shared power to vote or direct the vote of no shares; has the sole power to dispose or direct the disposition of 200,000 shares; and has shared power to dispose or direct the disposition of no shares.

         (a), (b) As of the date hereof, Firebrand beneficially owns no shares.

         Firebrand has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of no shares; has the sole power to dispose or direct the disposition of no shares; and has shared power to dispose or direct the disposition of no shares.

         (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit A.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On August 21, 2006, the Master Fund and the Special Fund entered into the Agreement with Firebrand. Under the terms of the Agreement, Firebrand will provide the Master Fund and the Special Fund with services regarding their investment in the Issuer, including the development and presentation of proposals to management and the board of directors of the Issuer. The Agreement provides that the Master Fund and the Special Fund, on the one hand, and Firebrand and its related parties, on the other, shall retain exclusive rights with respect to their respective investments in the Issuer (including,

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 20 of 35
---------------------------                          ---------------------------


without limitation, with respect to any purchasing, selling, managing and/or voting decisions relating in any way thereto). The Agreement provides that the Master Fund and the Special Situations Fund will pay Firebrand a fee based on the appreciation of their investment.

         On August 21, 2006, the Master Fund, Harbinger Management, HMC Investors, HMC, the Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert, Michael D. Luce, Scott Galloway and Firebrand entered into an agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit A:   Schedule of Transactions in the Shares of the Issuer

           Exhibit B:   Agreement between the Reporting Persons to file jointly

           Exhibit C:   Agreement with Firebrand Partners III, LLC

           Exhibit D:   Letter to the Chairman and Interim CEO of Issuer

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 21 of 35
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                            By:   Harbinger Capital Partners Offshore
                                  Manager, L.L.C.
                                  Investment Manager

                            By:   HMC Investors, L.L.C.,
                                  Managing Member


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President



                            HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

                            By:     HMC Investors, L.L.C.,
                                        Managing Member


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President



                            HMC INVESTORS, L.L.C.


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 22 of 35
---------------------------                          ---------------------------


                            HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                            By:   Harbinger Capital Partners Special
                                  Situations GP, LLC
                                  General Partner

                            By:   HMC - New York, Inc.
                                  Managing Member


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President


                            HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS
                            GP, LLC

                            By:   HMC - New York, Inc.
                                  Managing Member


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President


                            HMC - NEW YORK, INC.


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President


                            HARBERT MANAGEMENT CORPORATION


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President


                            FIREBRAND PARTNERS III, LLC


                            By:   /s/ Scott Galloway
                                  ----------------------------------
                                  Name:  Scott Galloway
                                  Title: Managing Member

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 23 of 35
---------------------------                          ---------------------------


                                  /s/ Philip Falcone
                                  ---------------------------------
                                  Philip Falcone



                                  /s/ Raymond J. Harbert
                                  ---------------------------------
                                  Raymond J. Harbert



                                  /s/ Michael D. Luce
                                  ---------------------------------
                                  Michael D. Luce



                                  /s/ Scott Galloway
                                  ---------------------------------
                                  Scott Galloway




August 21, 2006

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 24 of 35
---------------------------                          ---------------------------


                                                                     EXHIBIT A

        TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

               TRANSACTIONS IN THE COMMON STOCK, $0.01 PAR VALUE
               -------------------------------------------------

    Date of                  Number of Shares             Price of Shares
  Transaction                Purchase/(Sold)

   6/21/2006                      750,000                    $1.6004
   6/22/2006                      500,000                    $1.5928
   6/23/2006                      500,000                    $1.6206
   6/26/2006                      500,000                    $1.6215
   6/27/2006                      500,000                    $1.6844
   6/28/2006                      500,000                    $1.6231
   6/29/2006                      151,000                    $1.7066
   6/30/2006                      500,000                    $1.8235
   6/30/2006                    1,000,000                    $1.8833
   6/30/2006                    1,000,000                    $1.8356
    7/3/2006                    1,109,800                    $1.9986
    7/3/2006                    (100,000)                    $2.0300
    7/5/2006                    1,500,000                    $2.0541
    7/6/2006                    1,685,600                    $2.0774
    7/7/2006                    1,150,000                    $2.0362
   7/10/2006                    1,660,600                    $2.0247
   7/10/2006                      975,000                    $2.0200
   7/11/2006                       65,000                    $2.0100
   7/11/2006                    1,600,000                    $1.9736
   7/12/2006                    2,080,000                    $2.0219
   7/13/2006                      460,000                    $2.0384
   7/13/2006                    1,503,700                    $2.0314
   7/14/2006                    1,610,000                    $2.0250
   7/14/2006                      100,000                    $2.0200
   7/17/2006                      250,000                    $1.9400
   7/17/2006                      273,200                    $1.9766
   7/18/2006                      250,000                    $1.9500
   7/19/2006                      250,000                    $1.8760
   7/20/2006                      500,000                    $1.8676
   7/20/2006                    1,365,000                    $1.8881
   7/20/2006                      250,000                    $1.8500
   7/24/2006                      450,000                    $1.7812
   8/16/2006                      237,790                    $1.4784
   8/18/2006                       66,670                    $1.4000
   8/18/2006                       32,470                    $1.4000

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 25 of 35
---------------------------                          ---------------------------


   TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

               TRANSACTIONS IN THE COMMON STOCK, $0.01 PAR VALUE
               -------------------------------------------------

    Date of                  Number of Shares             Price of Shares
  Transaction                Purchase/(Sold)

    8/1/2006                     1,571,800                    $1.6173
    8/1/2006                       433,000                    $1.6123
    8/1/2006                     1,000,000                    $1.6125
    8/2/2006                       726,100                    $1.6014
    8/4/2006                     1,000,000                    $1.4000
    8/7/2006                     1,377,700                    $1.4071
    8/8/2006                     1,000,000                    $1.3691
    8/9/2006                       523,200                    $1.3587
   8/10/2006                       347,600                    $1.3072
   8/11/2006                       400,000                    $1.3242
   8/14/2006                       252,100                    $1.3249
   8/15/2006                     2,650,000                    $1.4438
   8/15/2006                       750,800                    $1.4121
   8/16/2006                       512,210                    $1.4784
   8/18/2006                        33,330                    $1.4000
   8/18/2006                        16,230                    $1.4000



                        TRANSACTIONS BY SCOTT GALLOWAY

               TRANSACTIONS IN THE COMMON STOCK, $0.01 PAR VALUE

    Date of                  Number of Shares             Price of Shares
  Transaction                Purchase/(Sold)

   8/10/2006                       200,000                     $1.3100

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 26 of 35
---------------------------                          ---------------------------


                                                                    EXHIBIT B


                                   AGREEMENT

         Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the "Schedule 13D"), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.


                            HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                            By:   Harbinger Capital Partners Offshore
                                  Manager, L.L.C.
                                  Investment Manager

                            By:   HMC Investors, L.L.C.,
                                  Managing Member


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President



                            HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

                            By:     HMC Investors, L.L.C.,
                                        Managing Member


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President



                            HMC INVESTORS, L.L.C.


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 27 of 35
---------------------------                          ---------------------------


                            HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                            By:   Harbinger Capital Partners Special
                                  Situations GP, LLC
                                  General Partner

                            By:   HMC - New York, Inc.
                                  Managing Member


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President


                            HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS
                            GP, LLC

                            By:   HMC - New York, Inc.
                                  Managing Member


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President


                            HMC - NEW YORK, INC.


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President


                            HARBERT MANAGEMENT CORPORATION


                            By:   /s/ David A. Boutwell
                                  ------------------------------------
                                  Name:  David A. Boutwell
                                  Title: Vice President


                            FIREBRAND PARTNERS III, LLC


                            By:   /s/ Scott Galloway
                                  ----------------------------------
                                  Name:  Scott Galloway
                                  Title: Managing Member

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 28 of 35
---------------------------                          ---------------------------


                                  /s/ Philip Falcone
                                  ---------------------------------
                                  Philip Falcone



                                  /s/ Raymond J. Harbert
                                  ---------------------------------
                                  Raymond J. Harbert



                                  /s/ Michael D. Luce
                                  ---------------------------------
                                  Michael D. Luce



                                  /s/ Scott Galloway
                                  ---------------------------------
                                  Scott Galloway




August 21, 2006

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 29 of 35
---------------------------                          ---------------------------

                                                                     EXHIBIT C

[GRAPHIC OMITTED]
[FIREBRAND LOGO]


August 21, 2006

Richard D. Snyder
Chairman and Interim Chief Executive Officer
Gateway, Inc.
7565 Irvine Center Drive
Irvine, CA  92618


Mr. Snyder:

I hope this letter finds you well. On behalf of Firebrand Partners and Harbinger Capital Partners, I'm writing to request the opportunity to meet with you to discuss how we can assist in your, and the board's, effort to drive the business and build value at Gateway.

We are a group of investors who beneficially own in excess of 10% of the outstanding common stock of Gateway, Inc. The motivation for our investment in Gateway can be distilled to one simple thesis; there is nothing wrong with Gateway that can't be fixed with what's right with Gateway. We believe that the firm's brand equity, heritage of innovation, and retail channel strength, position the firm to be a leader in the evolution toward design-driven, user-friendly, media facile PCs.

We believe our backgrounds with consumer brands as founders, CEOs and strategic investors can add horsepower to your current efforts to recruit the best possible leadership. In addition, we can aid your efforts to articulate and reinforce Gateway's brand associations resulting in tangible differentiation that we believe will translate to increased margins.

We hope our investment and background(s) reflect the expertise and resolve we can bring to Gateway and its shareholders. We've spent a great deal of time researching the brand and are enthusiastic about our investment and the prospect of committing time and effort to help you in your endeavors. I will reach out to you in the next couple of days in hope of setting up a meeting as soon as mutually convenient. If needed, I can be reached at 917-567-2841 or sgalloway@firebrandpartners.com.


Regards,


/s/ Scott Galloway
-----------------------
Scott Galloway, Firebrand Partners

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 30 of 35
---------------------------                          ---------------------------

                                                                     EXHIBIT D


                                   AGREEMENT

                This agreement (the "AGREEMENT") is entered into as of August 18, 2006 between Harbinger Capital Partners Master Fund I, Ltd. ("HCP I"), Harbinger Capital Partners Special Situations Fund, L.P. ("SSF" and collectively with HCP I, "HARBINGER CAPITAL PARTNERS") and Firebrand Partners III, LLC ("FIREBRAND").

                                     TERMS

        1.      Harbinger  Capital  Partners,   has  purchased  an  investment
position,  and may  continue  to  make  investments  in,  Gateway,  Inc.  (the
"COMPANY").

        2. Any investment by Harbinger Capital Partners is expected to be made directly through its existing investment fund or any alternative investment vehicle as it shall determine in its sole discretion ("ALTERNATIVE INVESTMENT VEHICLE").

        3. Harbinger Capital Partners shall have exclusive rights of every kind with respect to any such investment in the Company (including, without limitation, with respect to any purchasing, selling, holding, managing and/or voting decisions relating in any way thereto). Firebrand shall not have any rights of any kind with respect to any such investment.

        4. Harbinger Capital Partners may, in its sole discretion, elect to consult with Firebrand as to such matters as it may determine from time to time; provided that, notwithstanding any such consultation, Harbinger Capital Partners shall retain for itself exclusive final decision authority over all decisions relating in any way to its investment in the Company.

        5. Firebrand shall promptly provide such consulting services as Harbinger Capital Partners may reasonably request from time to time during the term of this Agreement.

        6. Firebrand shall work exclusively with Harbinger Capital Partners in connection with any investment, consulting or other activities directly or indirectly relating to the Company. Prior to a sale by Harbinger Capital Partner that results in a reduction of its beneficial ownership of Company common stock to less than 2.5% of the Company's outstanding common stock ("HCP'S EXIT"), in no event shall Firebrand (or any affiliate thereof), directly or indirectly, raise additional capital, become involved with any new investment or otherwise form alliances with or perform services for any other existing or future investors in connection with the Company, in each case without the express prior written consent of Harbinger Capital Partners;
provided, however, that Harbinger Capital Partners acknowledges that the principals of Firebrand have an aggregate pre-existing investment of 200,000 shares of the Company's common stock and that Firebrand is involved with, and agrees that Firebrand may perform services for, such principals and their affiliates only in connection with such pre-existing investment to the extent not inconsistent with its obligations hereunder. Except as provided herein,

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CUSIP NO. 367626108                                             Page 31 of 35
---------------------------                          ---------------------------


Harbinger Capital Partners shall have no rights of any kind with respect to such pre-existing investment in the Company (including, without limitation, with respect to any purchasing, selling, holding, managing and/or voting decisions relating in any way thereto). The provisions of this Section 6 shall survive termination of this Agreement until the time of HCP's Exit.

        7. Firebrand shall develop for Harbinger Capital Partners an active strategy to unlock value at the Company. Such strategy shall include proposed strategy, proposals and interactions with the Company's management and board (as well as such other matters as Harbinger Capital Partners shall reasonably request). Firebrand shall not communicate with the Company's management or board without Harbinger Capital Partners' consent.

        8. None of Firebrand and any of its related persons who may be considered a member of a "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) with Firebrand or Harbinger Capital Partners shall acquire or dispose of beneficial ownership of any equity security of the Company without giving prior notice to Harbinger Capital Partners.

        9. Harbinger Capital Partners shall pay Firebrand, as payment in full for all services provided hereunder, 10% of Net Profits (as defined
below)  realized  by  Harbinger   Capital  Partners  (and/or  its  Alternative
Investment Vehicle, if applicable) on its equity investment in the Company during the term hereof ("EQUITY INVESTMENT"), as calculated by Harbinger Capital Partners in good faith. Such amount shall be paid in annual installments on each anniversary hereof, based on the realized Net Profit for the preceding year. For purposes hereof, "NET PROFITS" shall be calculated on an aggregate basis and defined as (a) the sale price actually realized by Harbinger Capital Partners, minus the purchase price paid by Harbinger Capital Partners for the shares sold, plus (b) the amount or fair market value of any distribution received in respect of the total Equity Investment not otherwise reflected in Net Profits, minus (c) any third party out-of-pocket fees or expenses (including, without limitation, legal, financial, advisory or other professional expenses, etc.) incurred or otherwise reimbursable by Harbinger Capital Partners (and/or its Alternate Investment Vehicle, if applicable) in connection with its Equity Investment, which expenses shall include without limitation any Authorized Expenses (as defined below), minus (d) any realized loss for a prior period for which a deduction was not previously made. For purposes of clause (b) above, any in-kind distribution shall not be included in Net Profits until the property received in such in-kind distribution is sold. Any calculation of Net Profit will assume that the shares sold were those most recently acquired, unless Harbinger Capital Partners uses some other method (such as first-in-first-out or specific identification) for its own accounting purposes, in which case such other method may be used to determine Net Profits. Prior to making any payment to Firebrand, Net Profits shall be further reduced by a 1.5% annualized management fee determined on the basis of the average fair market value of Harbinger Capital Partners' Equity Investment.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 32 of 35
---------------------------                          ---------------------------


        10. In no event shall Harbinger Capital Partners pay any costs or expenses incurred by Firebrand or any other manager or affiliate of Firebrand, including, without limitation, as may relate to the management of any investment position in the Company. Notwithstanding the foregoing, Harbinger Capital Partners shall currently reimburse such pre-approved out-of-pocket expenses of Firebrand reasonably paid or incurred in connection with its performance of services under this Agreement ("AUTHORIZED EXPENSES"), including such previously incurred amounts as determined by the parties as of the date hereof. From and after the date hereof, Firebrand shall not incur any reimbursable expenses in excess of $2,500 without the prior written approval of Harbinger Capital Partners. Firebrand shall provide copies of invoices and other supporting documentation relating to any such expenses as Harbinger Capital Partners may reasonably require.

        11. Harbinger Capital Partners shall retain sole and exclusive authority to incur or approve all discretionary expenditures in connection with the planning and execution of any active strategy at the Company (or otherwise relating to its investment).

        12. Harbinger Capital Partners shall have the right to terminate this Agreement at any time upon prior written notice to Firebrand; provided that, if Harbinger Capital Partners terminates this Agreement other than for Cause (as defined below), Harbinger Capital Partners shall be responsible for payment of any amounts payable or which may become payable under Section 9 with respect to its Equity Investment as of such date (which amounts shall be determined and paid on the anniversaries of this Agreement, as contemplated above). For the purpose of this Section 12, "CAUSE" shall mean Firebrand's fraud, willful misconduct, material breach of its obligations hereunder or material violation of applicable laws in each case, if curable, that are not cured within five days of notification to Firebrand.

        13. Firebrand shall have the right to terminate this Agreement at any time upon 5 business days' prior written notice to Harbinger Capital Partners; provided that Harbinger Capital Partners shall be responsible for payment of any amounts payable under Section 9 with respect to the Equity
Investment made in the Company as of such date (which amounts shall be determined and paid on the anniversaries of this Agreement as contemplated above), subject further to Firebrand not being in material breach of its obligations hereunder at the time of termination and to the continued compliance by Firebrand (and its affiliates) with Sections 6 and 8 until HCP's Exit; provided further that if Firebrand terminates this Agreement pursuant to this Section 13, the aggregate amount, if any, required to be paid to Firebrand shall not exceed the amount that would have been payable if Harbinger Capital Partners and/or any Alternative Investment Vehicles effected a sale of the Equity Investment at fair market value on the date Firebrand provides written notice of termination to Harbinger Capital Partners. For the purpose of this paragraph 13, "fair market value" shall be determined based on the closing price of the Company stock on the principal market for the Company's common stock on the date Firebrand provides notice of termination under this Section 13.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 33 of 35
---------------------------                          ---------------------------


        14. INDEMNIFICATION. Harbinger Capital Partners shall, to the fullest extent permitted by law, indemnify Firebrand, its managers, members, officers, including, without limitation, Scott Galloway (each such person an "INDEMNIFIED PERSON") from and against all liabilities and expenses (including, without limitation, judgment, fines, penalties, amounts paid in settlement, attorneys' fees and costs of investigation) incurred in connection with the defense or disposition of any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, in which the indemnified person is involved, as a party or otherwise, or with which the Indemnified Person may be threatened, either during the indemnified person incumbency or thereafter, relating to or arising out of the activities undertaken hereunder relating to the Company or otherwise relating to or arising out of this Agreement, other than as a result of conduct on the part of such person that would constitute Cause hereunder and only to the extent such liabilities and expenses are not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company). Expenses incurred by an indemnified person in defense or settlement of any claim that is subject to a right of indemnification hereunder shall be advanced by the indemnifying person prior to the final disposition thereof, but only upon receipt of a written undertaking by or on behalf of the indemnified person to repay such amount if it shall be determined that the indemnified person is not entitled to be indemnified hereunder.

        15. INDEMNIFICATION PROCEDURES. Promptly after receipt by an indemnified person of notice of its involvement in any action, proceeding or investigation, such indemnified person shall, if a claim for indemnification in respect thereof is to be made against an indemnifying person under this Agreement, notify the indemnifying person in writing of such involvement. If any person is entitled to indemnification under this Agreement with respect to any action or proceeding brought by a third party, the indemnifying person shall be entitled to assume the defense of any such action or proceeding with counsel reasonably satisfactory to the indemnified person. Upon assumption by the indemnifying person of the defense of any such action or proceeding, the indemnified person shall have the right to participate in such action or proceeding and to retain its own counsel but the indemnifying person shall not be liable for any legal fees and expenses of other counsel or for the fees and expenses of other providers of professional services subsequently incurred by such indemnified person in connection with the defense thereof unless (i) the indemnifying person has separately agreed to pay such fees and expenses, (ii) the indemnifying person shall have failed to employ counsel reasonably satisfactory to the indemnified person in a timely manner, or (iii) the indemnified person shall have been advised by counsel that there are actual or potential conflicting interests between the indemnifying person and the indemnified person, including situations in which there are one or more legal defenses available to the indemnified person that are different from or additional to those available to the indemnifying person; provided, however, that the indemnifying person shall not, in connection with any one action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations, be liable for the fees and expenses of more than one separate firm of attorneys at any time for all indemnified persons except to the extent that local counsel (limited to one firm in each applicable jurisdiction), in addition to its regular counsel, is required in order to effectively defend against such action or proceeding. The indemnifying person shall not be required to indemnify any indemnified person for any amount paid or payable by such indemnified person in the settlement of any action, proceeding or investigation without the written consent of the

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 34 of 35
---------------------------                          ---------------------------


indemnifying person, which consent shall not be unreasonably withheld if such settlement (i) includes an explicit and unconditional release of the indemnifying person and its affiliates from the party bringing such lawsuit, claim or other proceeding and (ii) does not place any future limitations on the conduct of the indemnifying person's business.

        16. CONFIDENTIALITY. Firebrand acknowledges that in connection with its services hereunder Harbinger Capital Partners may provide it with confidential information regarding Harbinger Capital Partners or the Company. Firebrand agrees, and agrees to cause its principals, officers, employees and other agents (collectively, its "Representatives"), to keep all such information strictly confidential other than information that (a) was or becomes generally available to the public other than as a result of a disclosure by Firebrand or its Representatives in violation of this Agreement,
(b) was or becomes available to Firebrand on a non-confidential basis from a source other than Harbinger Capital Partners or the Company (provided that such source was not known by Firebrand to be bound by any agreement with or other duty to Harbinger Capital Partners or the Company or an adviser of any of such parties to keep such information confidential) or (c) has been independently acquired or developed by Firebrand without using confidential material provided by Harbinger Capital Partners or the Company or otherwise obtained in violation of Firebrand's obligations under this Agreement.

        17. This Agreement shall not be amended, modified or waived except by written instrument signed by both parties.

        18. This Agreement, including all controversies arising from or relating to performance hereunder, shall be governed by, construed and interpreted in accordance with the internal laws of the State of New York, without giving effect to its rules concerning conflicts of laws. The parties consent to the jurisdiction and venue of the federal and state courts sitting in New York County in the State of New York.

        19. The relationship of Firebrand to Harbinger Capital Partners hereunder shall be that of an independent contractor and Firebrand shall have no authority to bind, represent or otherwise act as agent for Harbinger Capital Partners.

        20. This Agreement sets forth the entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter hereof. The section headings herein are for convenience of reference only, are not part of this Agreement and shall have no effect on the interpretation of this Agreement or the provisions hereof. Neither this Agreement nor any interest therein, or claim thereunder, shall be assigned or transferred by Firebrand to any party or parties. This Agreement shall be binding upon, and inure to the benefit of, the parties and their respective successors and permitted assigns. This Agreement may be executed (including by facsimile) in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same Agreement.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 35 of 35
---------------------------                          ---------------------------


         Accepted and agreed:


                               HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                               By:   Harbinger Capital Partners Offshore
                                     Manager, L.L.C.
                                     as Investment Manager


                               By:   /s/ Philip A. Falcone
                                     ---------------------------
                                     Philip A. Falcone
                                     Senior Managing Director




                               HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                               By:   Harbinger Capital Partners Special
                                     Situations GP, LLC,
                                     as General Partner


                               By:   /s/ Philip A. Falcone
                                     ---------------------------
                                     Philip A. Falcone
                                     Senior Managing Director




                               FIREBRAND PARTNERS III, LLC



                               By:   /s/ Scott Galloway
                                     ---------------------------
                                     Scott Galloway
                                     Managing Member